Contact

zoltan@zsallianceconsulting.com

www.linkedin.com/in/zoltanszabadi (LinkedIn)
zsallianceconsulting.com/ (Company)

Top Skills

Global Alliances
Channel Sales
Managed Services

Zoltan Szabadi

Consultant - Partnerships | Alliances | Channel Sales - AWS, Google & Mapbox Alumni
Greater Seattle Area

Summary

I've started and sold multiple tech start-ups, raising millions of dollars in venture capital. In 2010 I joined AWS as the second employee working on ISV partnerships and left after building and running a global emerging partner team managing thousands of partners. At Google Cloud I launched their first Managed Service Provider (MSP) partnerships and was a founding team leader of Partner Technical Support. Most recently, I built and led the partner businesses at a pre-IPO mapping platform and served as a VP at a Series A funded start-up.

I'm now sharing my expertise as an independent consultant for B2B start-ups, enterprise ISVs and other tech companies requiring a partner plan, partner program, channel sales, and strategic alliances (basically what all tech companies need). Please reach out to discuss what I can offer or just to catch-up. I'm always here to advise and connect with people in my network.

Experience

ZS Alliance Consulting
Consultant & Advisor
June 2023 - Present (1 year 10 months)
Greater Seattle Area

Tech companies require thriving partnerships. I'm now leveraging decades of working at the forefront of Cloud and start-ups to deliver consulting and hands-on services to drive growth through third-party relationships. From specific projects and partner management, to developing broader strategies, programs, and integrated products, I'm tackling the specific needs of these companies.

The TDIT Group
Managing Partner - Cloud & Alliances
May 2024 - Present (11 months)
Greater Seattle Area

In addition to my independent consulting work, I've partnered with the exceptional team at TDIT to deliver their partnership and alliances services. This includes the innovative Alliance Relationship Management as a Service (ARMaaS™). If your company needs to scale its partnership with the major Cloud providers - AWS, Google Cloud, Microsoft Azure - ARMaaS or our Marketplace Acceleration services are a must have. Please connect with me to learn more.

Mappedin
VP Partnerships
July 2022 - May 2023 (11 months)
Greater Seattle Area

Established all facets of the partner and alliance business for this leading indoor mapping platform as they continue to grow into new enterprise use-cases. This included a complete partner strategy, re-launch of the partner program, and development of their premier partnership with Microsoft across Azure, Teams, Places and Public Sector.

Mapbox
Head of Global Alliances & Business Development
April 2021 - May 2022 (1 year 2 months)
Washington, United States

I built and led the partner team managing global alliances, resellers, technology and service partners. Focus was on BI, analytics, logistics, navigation, indoor mapping and data marketplaces. Major alliances developed included SAP, AWS, Snowflake and Microsoft.

Google
7 years

Head of Partner Technical Support - Google Cloud
September 2018 - April 2021 (2 years 8 months)
Kirkland, WA

I was a founding member and co-leader of the Partner Technical Support team for Google Cloud. I ran the global team that designs, develops and delivers Technical Support programs for partners across all Google Cloud products. We launched the first partner support offering for Google Cloud, Partner-led Premium Support, which enables MSPs to deliver the best support experience to their customers.

Head of MSP Partnerships - Google Cloud
September 2016 - September 2018 (2 years 1 month)

Greater Seattle Area

I launched and ran the managed service provider (MSP) program for Google Cloud. I recruited the initial MSP partners, built the team, and developed the framework that enabled qualified MSPs to deliver the majority of partner revenue for Google Cloud. MSPs developed and managed included Accenture, Sutherland Global and Rackspace.

Enterprise Business Development - Android and Chrome

January 2015 - August 2016 (1 year 8 months)

I led Android and Chrome global business development specifically to grow enterprise adoption of these devices through strategic alliances. This included leading the global alliance with Citrix that established Chrome devices as one of their top three initiatives. Additional partnerships included global system integrators, enterprise ISVs, desktop virtualization and enterprise mobility management providers.

Reseller Ecosystem Lead - Google Cloud Platform

May 2014 - December 2014 (8 months)

Built the systems and program that enabled partners to resell Google Cloud Platform.

Amazon Web Services

4 years 4 months

Head of Global Emerging Partners

January 2012 - April 2014 (2 years 4 months)

Greater Seattle Area

I founded, built and led a team managing all new and emerging AWS Partners. This became a billion dollar business consisting of thousands of partners managed by dozens of strategic partner managers. I was also responsible for managing the AWS Partner Network (APN).

Strategic Alliances Manager

January 2010 - January 2012 (2 years 1 month)

I was employee #2 on the Technology partner team. I developed and managed the largest global strategic ISV partners for Amazon Web Services (AWS). ISV partners are companies that deliver business and enterprise software applications that run on or integrate with the AWS.

Amazon

Senior Business Development Manager

July 2008 - January 2010 (1 year 7 months)

I built a partner program for Amazon WebStore that consists of Web developers, system integrators and digital agencies that support and promote the platform. Additionally, I managed the largest partners that drove business to the Selling on Amazon and Fulfillment by Amazon services.

Serrahost, Inc.
Co-Founder
February 2004 - June 2008 (4 years 5 months)

Co-founder of this Web hosting company specializing in e-commerce. Closed channel distribution agreements with two of the largest banks in the world, grew the customer base to over 1500 businesses, negotiated an exclusive reseller deal with ProStores (an eBay company) and sold our customer portfolio to Hostopia, Inc.

Paradata (now OpenEdge)
Director, Channel Development
July 2002 - February 2004 (1 year 8 months)

Lead the company's channel sales efforts by closing both reseller and affiliate agreements with more than two dozen companies in the merchant services, e-commerce software, web development and web hosting markets. Also developed pricing strategies, marketing programs and sales into new markets.

Miva Corp.
Director, Business Development
November 2000 - June 2002 (1 year 8 months)

In charge of all business development involving the integration of third party applications into the Miva Merchant e-commerce platform and the creation of new distribution channel. Also co-led the initial product development and all business development for Miva Marketplace, the company's integrated marketing service that directed buyer traffic to online merchants using Miva Merchant.

Netinteractive, Inc.
Co-Founder
March 1999 - November 2000 (1 year 9 months)

The company developed technology to delivered interactive content and streaming media to business Websites. Raised $1 million in equity and negotiated both content licensing and channel distribution agreements. Sold the company to Miva Corp.

Western Medical Ltd. (now Derma Sciences, Inc.)
Western Regional Sales Manager
September 1993 - July 1998 (4 years 11 months)

Managed both Western Medical's western US sales force and strategic national accounts. Sold our line of wound care products through global distributors.

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Education

Penn State University
BS, Economics and Finance · (1989 - 1993)